Exhibit 99.1

Tiziana Life Sciences plc

("Tiziana" or the "Company")

Tiziana Life Sciences to participate at J.P. Morgan Healthcare Conference 2021

NEW YORK and LONDON – 11 January 2021 (GLOBE NEWSWIRE) – Tiziana Life Sciences plc (NASDAQ: TLSA / AIM: TILS) ("Tiziana" or the "Company"), a biotechnology company focused on innovative therapeutics for oncology, inflammation, and infectious diseases, today announced that it is participating in the J.P. Morgan 39th Annual Healthcare Conference 2021.

Dr. Kunwar Shailubhai, CEO and CSO of Tiziana Life Sciences, commented, “I look forward to sharing our exciting story with conference attendees. With topline data from our COVID-19 trial expected this month, multiple Phase 2 trial launches expected in 2021, and the potential application of Foralumab in a wide range of autoimmune and inflammatory diseases in the longer-term, we are well positioned to achieve a series of important milestones that can provide a positive and lasting impact on our valuation in the months and quarters ahead.”

The J.P. Morgan Health Community Conference was created for health leaders and transformers who are working to change the current paradigms of health and wellness. The Community features guests who are advancing, developing, designing, applying and funding real solutions to improve personal and population health.

Please visit http://www.tizianalifesciences.com/about-us/ or www.TLSAinfo.com for more information and to view the latest investor presentation.

About Tiziana Life Sciences

Tiziana Life Sciences plc is a UK biotechnology company that focuses on the discovery and development of novel molecules to treat human disease in oncology and immunology. In addition to Milciclib, the Company is also developing Foralumab for liver diseases. Foralumab is the only fully human anti-CD3 monoclonal antibody in clinical development in the world. This Phase 2 compound has potential application in a wide range of autoimmune and inflammatory diseases, such as nonalcoholic steatohepatitis (NASH), ulcerative colitis, multiple sclerosis, type-1 diabetes (T1D), Crohn's disease, psoriasis and rheumatoid arthritis, where modulation of a T-cell response is desirable. The company is accelerating development of anti-Interleukin 6 receptor (IL6R) mAb, a fully human monoclonal antibody for treatment of IL6-induced inflammation, especially for treatment of COVID-19 patients.

For further enquiries:

United Kingdom Investors:

Tiziana Life Sciences plc Gabriele Cerrone, Chairman and founder	+44 (0)20 7495 2379

U.S. Investor Contact:

RedChip Companies, Inc.
Dave Gentry
407-491-4498
dave@redchip.com